Fletcher Robbe International Attorneys At Law

9465 Wilshire Blvd. Suite 300, Beverly Hills CA 9021

(562) 818 3751

Email: frobbe@frobbeintl.com

October 21, 2020

United States

Securities and Exchange Commission

Division of Corporate Finance

Office of Natural Resources

Washington, DC 20549

Re:	Dalrada Financial Corporation
Amendment No. 1 to Registration on Form S-1
Filed August 19, 2020
File No. 333-241742

To Whom It May Concern:

We are securities counsel to Dalrada Financial Corporation (“DFCO” or the “Company”), and on behalf of the Company, this letter sets forth the responses of the Company to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated August 24, 2020 (the “Comment Letter”) regarding the Staff’s review of the Company’s Registration Statement Amendment No. 1to Registration Statement on Form S-1 submitted August 19, 2020 (File No. 333-241742) (the “Filing”). The Company’s response set forth below correspond to the comment as numbered in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1/A filed August 19, 2020 Cover Page

1.	We note your response to our prior comment 1. Because you are not eligible to conduct an at-the-market offering under Rule 415(a)(4), the shares that you are selling in your Direct Offering are required to be sold at a fixed price for the duration of the offering. Please revise your offering statement to reflect that you are selling the shares in your Direct Offering at a fixed price for the duration of the offering.

Response: In response to the Staff’s comments, the Company has updated the Cover page to include the following for the Direct Offering fixed price:

For the Direct Offering:… all shares are sold, for sale to the public by us at a fixed price of $0.08 per share for the duration of the offering. This offering will terminate when all 10,000,000 shares are sold or one year from the date of effectiveness, unless we terminate it earlier;

In addition, we have made similar disclosure in response to Comment 1 under: (i) The Offering-Terms of the Offering; (ii) The Risk Factor - The Company is conducting this Offering by the efforts of our officers and directors without the benefit of an underwriter…, and (iii) Plan of Distribution – Terms of the Offering.

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General

2.	Please update your financial statements to include the year ended June 30, 2020. See Rule 8-08 of Regulation S-X.

Response: The Audited Financial statements for the year ended June 30, 2020 have been included. The Form 10K was filed on October 15, 2020.

Please direct your questions or comments regarding this response to me at frobbe@frobbeintl.com. Thank you for your assistance.

Very Truly Yours:

/s/ Fletcher Robbe International Attorneys At Law

Fletcher Robbe International Attorneys At Law

cc:	Brian Bonar Chief Executive Officer Dalrada Financial Corporation

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